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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48578

68761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RB International Markets (USA) LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Avenue of the Americas, 16th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — 212-897-1685
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12014014

KW 3/10

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stefan Gabriele, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to RB International Markets (USA) LLC for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Manager, CEO
Title

Subscribed and sworn
to before me this 24 th
day of February, 2012

ANNABELLA TAYLOR
Notary Public, State of New York
No. 01TA6000035
Qualified in Queens County
Certificate Filed in New York County
Commission Expires December 8, 2013

RB INTERNATIONAL MARKETS (USA) LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

RB International Markets (USA) LLC

Index
December 31, 2011

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
RB International Markets (USA) LLC

We have audited the accompanying statement of financial condition of RB International Markets (USA) LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management.

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RB International Markets (USA) LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 27, 2012

RB International Markets (USA) LLC

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	2,544,841
Cash segregated under federal and other regulations		2,500
Due from affiliates		195,092
Equipment (net of accumulated depreciation of $2,063)		18,567
Certificate of Deposit held as collateral		31,500
Other assets		18,273
Total assets	$	2,810,773
Liabilities and Member's Equity		
Accrued expenses	$	57,496
Member's equity		2,753,277
Total liabilities and member's equity	$	2,810,773

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

RB International Markets (USA) LLC (the "Company), a wholly owned subsidiary of Raiffeisen Bank International AG ("Parent"), is a limited liability company formed under the laws of Delaware on November 24, 2010. On July 28, 2011, the Company commenced operations as a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a broker-dealer to U.S. institutional investors, including but not limited to asset managers, hedge funds and insurance companies. The Company clears all of its transactions by using the facilities of its Parent. These trades are settled on a delivery versus payment/receipt versus payment basis. The Company's commissions on foreign securities transactions are allocated by the Parent and remitted to the Company periodically.

Under the Securities Exchange Act of 1934, the firm is subject Rule 15c3-3 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers" accordingly.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition

The Company is allocated transaction fees by the Parent on purchases and sales of securities transacted with the Parent. The Company also receives markups on trades with institutional customers. The company periodically earns other types of revenue from its Parent. All revenue and any related expenses are recorded on a trade date basis.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Equipment

Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of five years.

2. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is a single-member limited-liability company and is therefore a disregarded entity for income tax purposes. The Parent reflects the income or loss from the Company on the Parent's tax return and allocates to the Company its respective share of the taxes. During 2011, the Company suffered a loss and the Parent has allocated $131,880 to the Company relative to the tax saving realized by the Parent. This amount is included in due from affiliates in the accompanying statement of financial condition at December 31, 2011.

3. Cash segregated under federal and other regulations

Cash of $2,500 was segregated under federal and other regulations for the exclusive benefit of customers. These amounts were sufficient at December 31, 2011, for the Company to meet its responsibility to segregate reserve funds.

4. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2011, the Company had net capital of approximately $2,489,000 which exceeded the required net capital by approximately $2,239,000.

5. Related Party Transactions

Commission income is the result of trades made with institutional customers on behalf of affiliates. Commission income earned during the year amounted to $155,405.

During the year, the Company paid another affiliate $ 36,150 for expenses related to office services and facilities, internet and technology, accounting, and human resources. In addition, the Company has a 5-year license with this affiliate to occupy office space at a yearly rate of $ 7,369 plus 2.8% of any additional taxes or expenses that the affiliate is charged. Rent expense for the year was approximately $7,000.

This affiliate also paid payroll expenses (FSA & MTA) $2,325/month and pre-operating expenses.

6. Income Taxes

The income tax expense (benefit) for the year ended December 31, 2011 is summarized as follows:

	Current
Federal	$ (131,880)
State and local	-
	$ (131,880)